June 1, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	InterPrivate Investment Partners V, Inc. (the “Company”)
Registration Statement on Form S-1, as amended
File No. 333-295323

Ladies and Gentlemen:

We previously requested that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-295323), be accelerated under Rule 461 of the Securities Act of 1933, as amended (the “Act”), so that it will be declared effective at 4:00 p.m., Eastern Time, on Monday, June 1, 2026, or as soon thereafter as possible. The undersigned hereby wishes to withdraw such request for acceleration.

Very truly yours,

InterPrivate Investment Partners V, Inc.

By:	/s/ Ahmed Fattouh
	Name:	Ahmed Fattouh
	Title:	Chief Executive Officer